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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -----------
                                 SCHEDULE TO/A
                                 (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)
                                  -----------
                              BEAUTICONTROL, INC.
                       (Name of Subject Company (Issuer))

                             B-C MERGER CORPORATION
                             TUPPERWARE CORPORATION
                      (Names of Filing Persons (Offerors))
                                  -----------
                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)
                                  -----------

                                   074655101
                     (CUSIP Number of Class of Securities)
                                  -----------

                                Thomas M. Roehlk
              Senior Vice President, General Counsel and Secretary
                             Tupperware Corporation
                          14901 S. Orange Blossom Tr.
                               Orlando, FL 32837
                           Telephone: (407) 826-5050

                     (Name, address and telephone number of
                      person authorized to receive notices
                and communications on behalf of filing persons)

                                    Copy to:
                               Steven Sutherland
                                Sidley & Austin
                                 Bank One Plaza
                            10 South Dearborn Street
                            Chicago, Illinois 60603
                           Telephone:  (312) 853-7000
Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO (the "Schedule TO") filed by Tupperware Corporation, a Delaware corporation ("Tupperware"), and B-C Merger Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Tupperware, on September 20, 2000, relating to the third party tender offer to purchase all of the issued and outstanding shares of common stock, par value $.10 per share (the "Shares"), of BeautiControl, Inc., a Delaware corporation (the "Company"), at a purchase price of $7.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 20, 2000 (the "Offer to Purchase"), a copy of which was attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which was attached as Exhibit (a)(1)(B) to the Schedule TO (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). The Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, October 17, 2000 and has not been extended.

ITEM 1. SUMMARY TERM SHEET.

          Item 1 of the Schedule TO is hereby amended and supplemented as follows:

          The second bullet point under the subsection, titled "Stockholder and Employment Agreements" in the Summary Term Sheet contained in the Offer to Purchase is hereby amended and supplemented by adding the following thereto:

          "Because Mr. And Mrs. Heath will remain employees of BeautiControl after the acquisition, Tupperware sought their agreement to purchase shares of Tupperware so that after the acquisition of BeautiControl they would have an economic stake in Tupperware."

ITEM 4. TERMS OF THE TRANSACTION.

          Item 4 of the Schedule TO is hereby amended and supplemented as follows:

          The first sentence of the first paragraph under Section 2 of the Offer to Purchase ("Acceptance for Payment and Payment for Shares") is hereby amended to state in its entirety the following:

          "Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of the Offer as so extended or amended), we will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 4) prior to the Expiration Date promptly after the Expiration Date."

          The first sentence of the third paragraph under Section 1 of the Offer to Purchase ("Terms of the Offer") is hereby amended to state in its entirety the following:

          "Subject to the applicable regulations of the SEC and the terms of the Merger Agreement, we also reserve the right, in our sole discretion, at any time or from time to time, to: (a) delay purchase of or, regardless of whether we previously purchased any Shares, payment for any Shares pending receipt of any regulatory or governmental approvals or expiration of the applicable regulatory or governmental waiting period specified in Section 15; (b) terminate the Offer (whether or not any Shares have previously been purchased) prior to the Expiration Date if any condition referred to in
     Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14; and (c) except as set forth in the Merger Agreement, waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary and, other than in the case of any waiver, by making a public announcement thereof."

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ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

          Item 5 of the Schedule TO is hereby amended and supplemented as follows:

          The following is inserted after the seventh sentence of the fourth paragraph under Section 10 of the Offer to Purchase:

          "Mr. Goings indicated Tupperware's desire that Mr. Heath and Ms. Heath acquire shares of Tupperware's common stock following the closing of a transaction in connection with any employment arrangement of the Heaths. Tupperware indicated that it sought this arrangement so that after an acquisition of BeautiControl the Heaths, as employees of BeautiControl, would have an economic stake in Tupperware. These obligations of Mr. Heath and Ms. Heath were ultimately included in their respective Stockholder Agreements."

          The following is inserted as a new paragraph following the sixteenth paragraph under Section 10 of the Offer to Purchase:

          "BeautiControl has informed Tupperware and the Purchaser that BeautiControl's Board of Directors discussed and considered Tupperware's requirements that its offer not become publicly known and that BeautiControl not engage in any auction process, as well as the contemplated Stockholder Agreements that Tupperware sought to enter into with certain stockholders of BeautiControl and that BeautiControl's Board also assessed BeautiControl's alternatives to the Offer and the Merger, and the fact that any publicly known canvass of the market or auction would likely cause uncertainty and attrition among members of the sales force of BeautiControl, and the potential negative effect such actions would have on stockholder value."

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 7 of the Schedule TO is hereby amended and supplemented as follows:

          The third and fourth paragraphs under Section 12 of the Offer to Purchase ("Source and Amount of Funds") are hereby amended and supplemented to state in their entirety the following:

          "Tupperware is currently negotiating, but as of October 6, 2000 has not finalized, an agreement with Goldman Sachs International, London, to act as Arranger and Dealer for a Euro-commercial paper program. Under this agreement, Euro-commercial paper will be issuable in denominations of not less than the equivalent of $500,000 with maturities not exceeding 364 days. Tupperware's existing U.S. commercial paper is currently rated A-2 by Standard & Poor's Corporation and P-2 by Moody's Investors Services, Inc. If Tupperware issues Euro-commercial paper to fund the capital contributions or loans to Purchaser to enable the consummation of the Offer and the Merger, Tupperware currently expects, based on current market conditions, that the effective interest rate of the commercial paper would likely be within a range of 5.0% to 5.5% and that the maturities would likely be within a range of 1 to 90 days. Tupperware does not currently know the identity of the entities or individuals who would purchase any Euro-commercial paper which may be issued."

          "It is anticipated that the indebtedness incurred by Tupperware through the issuance of commercial paper and/or borrowings under the Revolving Credit Agreement will be repaid from funds generated internally by Tupperware and its subsidiaries (including, after the Merger, if consummated, funds generated by BeautiControl). If the indebtedness is incurred under the Revolving Credit Agreement, Tupperware plans to repay that indebtedness through the issuance of Euro-commercial paper described above which would be repaid from funds generated internally by Tupperware and its subsidiaries (including BeautiControl). No final decisions have been made concerning the repayment of such indebtedness and decisions will be made based on Tupperware's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions."

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      TUPPERWARE CORPORATION

                                          /s/ Thomas M. Roehlk
                                      By: _________________________________
                                      Name: Thomas M. Roehlk
                                      Title: Senior Vice President, General
                                      Counsel and Secretary

                                      B-C MERGER CORPORATION

                                          /s/ Thomas M. Roehlk
                                      By: _________________________________
                                      Name: Thomas M. Roehlk
                                      Title: Vice President


Date: October 6, 2000

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